GameSquare Esports Announces Change to Location of Annual and Special Meeting

September 10, 2021, Toronto, Ontario - GameSquare Esports Inc. (CSE: GSQ; FRA: 29Q1) (the "Company"), an international gaming and esports company, announces a change to the location of its annual and special meeting to be held on September 21, 2021, at 10:00 a.m. EST (the "Meeting").

The new location for the Meeting will be Suite 1008, 150 York Street, Toronto, ON. There is no change in the date or time of the Meeting.

Due to the ongoing COVID-19 pandemic and to mitigate potential risks to public health and safety, access to the Meeting will be limited to essential personnel and others entitled to attend the Meeting, subject to capacity and other restrictions. The Company has organized a webcast of the Meeting whereby shareholders can listen to the Meeting live online at http://services.choruscall.ca/links/gamesquare20210921.html. This is not a virtual meeting and shareholders or proxy holders cannot vote or ask questions as part of the Meeting. As such, the Company strongly encourages shareholders to vote by proxy in advance of the Meeting and to not attend the Meeting in person. Instructions for voting by proxy are contained in the management information circular (the "Circular") accompanying the notice of meeting dated August 17, 2021, that was sent to shareholders.

As previously announced, Neil Said has withdrawn his nomination for election as a director at the Meeting and accordingly the Company is proposing the following nominees to be elected at the Meeting as directors of the Company: Tom Walker, Travis Goff, Justin Kenna, Paul LeBreux, Kevin Wright and Craig Armitage. The Company encourages shareholders to review the Circular including the information about the six nominees nominated by management for election as directors of the Company at the Meeting.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd. ("Code Red"), an esports talent agency serving the UK, Reciprocity Corp. ("Reciprocity"), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity's gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

Contact

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Nikhil Thadani

Email: IR@gamesquare.com
Phone: (647) 670-2500

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the Company's upcoming Meeting. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange ("CSE") nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.